UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*

                      Presidio Capital Corp. (PDIOF)
                              (Name of Issuer)

                          Class A Common Shares
                      (Title of Class of Securities)

                           CUSIP No. G722011109

                              (CUSIP Number)

                             Thomas F. Steyer
                    Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                     San Francisco, California  94111
                              (415) 421-2132
   (Name, Address and Telephone Number of Person Autho-rized to Receive Notices and Communications)

                            December 30, 1996

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,397,138

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,397,138

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,397,138

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     15.9%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     1,610,730

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,610,730

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,610,730

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     18.4%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     607,980

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     607,980

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     607,980

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.9%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                                         SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     241,671

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     241,671

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     241,671

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.8%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     695,861

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     695,861

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     695,861

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.9%

14   Type of Reporting Person*

     IA, 00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     3,857,519

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     3,857,519

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     3,857,519

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     44.0%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     51.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     51.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     51.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     3,857,519

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     3,857,519

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     3,857,519

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     44.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    51.9%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     51.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     51.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     51.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                              SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     51.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    51.9%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

     This Amendment No. 6 to Schedule 13D amends the
Schedule 13D initially filed on July 31, 1995 (collec-tively, with all amendments thereto, the "Schedule 13D").

Item 2.  Identity and Background

     Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)  This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it; (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv)
Tinicum Partners, L.P., a New York limited partnership
("Tinicum" and, together with FCP, FCIP, and FCIP II, the
"Partnerships"), with respect to the Shares held by it;
(v) Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect to the
Shares held by Farallon Capital Offshore Investors, Inc.,
a British Virgin Islands corporation ("Offshore") and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts"); (vi) Farallon Part-
ners, L.L.C., a Delaware limited liability company
("FPLLC") with respect to the Shares held by each of the
entities named in (i) through (iv) above; (vii) each of
Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"), William F. Mellin
"Mellin"), Stephen L. Millham ("Millham"), Meridee A.
Moore ("Moore") and Thomas F. Steyer ("Steyer"), with
respect to the Shares held by each of the entities named
in (i) through (v) above; and (viii) Fleur E. Fairman
("Fairman") with respect to the Shares held by each of
the entities named in (i) through (iv) above.  (FCP,
FCIP, FCIP II, Tinicum, FCMLLC, FPLLC, Boilini, Cohen,
Downes, Fairman, Fish, Fremder, Millham, Mellin, Moore
and Steyer shall collectively be referred to hereafter as
the "Reporting Persons".)

     The name, address, principal business, state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto. The Shares reported hereby for FCP,
FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares other than the Shares owned by the Managed Accounts.
FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

     (c) The principal business of each of the Partner-ships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

     (d)  None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceed-ing, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consider-ation.

     Item 3 as reported on Schedule 13D is hereby amended and supplemented by the following:

     The net investment cost (including commissions) is $494,375 for the 24,800 Shares acquired by FCP since the filing of the last Schedule 13D, $612,344 for the 30,715 Shares acquired by FCIP since the filing of the last Schedule 13D, $49,875 for the 2,500 Shares acquired by FCIP II since the filing of the last Schedule 13D, $179,375 for the 9,000 Shares acquired by Tinicum since the filing of the last Schedule 13D, and $420,625 for the 21,100 Shares acquired by the Managed Accounts since the filing of the last Schedule 13D.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II, and the Managed Accounts, from the working capital of such Partnership or Managed Account, as applicable; and (ii) with respect to FCP and Tinicum, from working capital and/or from borrowings pursuant to separate revolving credit agreements (the "Credit Agreements") entered into by each of FCP and Tinicum with ING (U.S.) Capital Corporation ("ING").

     The interest rates charged pursuant to the Credit
Agreements are the ING Base Rate plus 1.5% and/or the LIBO Rate plus a spread ranging from 1.875% - 2.25% depending upon the amount of borrowings currently outstanding under the relevant Credit Agreement. Some or all of the Shares held by FCP and Tinicum have been pledged pursuant to the Credit Agreements.

     It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 5.  Interest in Securities of the Issuer.

     Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

     A.   Farallon Capital Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 8,766,569 Shares outstanding as of November 2, 1996, as reported in the Company's Form 10Q for the period ended
September 30, 1996.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the last Schedule
13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds from the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the last Schedule
13D are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds from the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Millham, Mellin and
Moore are managing members of FPLLC.

     (e)  Not applicable.

     C.   Farallon Capital Institutional Partners II,
L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the last Schedule
13D are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds from the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

     D.   Tinicum Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the last Schedule
13D are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds from the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

     E.   Farallon Capital Management, L.L.C.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares by the Managed Accounts since the filing of the last Schedule 13D are set forth on Schedule
E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

     (e)  Not applicable.

     F.   Farallon Partners, L.L.C.

     (a), (b)  The information set forth in rows 7, 8, 9,
10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

     G.   Enrique H. Boilini

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     H.   David I. Cohen

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     I.   Joseph F. Downes

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     J.   Fleur E. Fairman

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
Fairman is a managing member of FPLLC.

     (e)  Not applicable.

     K.   Jason M. Fish

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     L.   Andrew B. Fremder

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     M.   William F. Mellin

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     N.   Stephen L. Millham

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     O.   Meridee A. Moore

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     P.   Thomas F. Steyer

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     The ownership of the Shares reported hereby for FCP, FCIP, FCIP II and Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and
Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares.
Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares other than the Shares owned by the Managed
Accounts. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts.
Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman,
Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.



PAGE

                     SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7sched, 1997


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON PARTNERS, L.L.C., on its
                    own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P.,
                    and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    Thomas F. Steyer, individually and as
                    attorney-in-fact for each of Enrique
                    H. Boilini, David I. Cohen, Joseph F.
                    Downes, Fleur E. Fairman, Jason M.
                    Fish, Andrew B. Fremder, William F.
                    Mellin, Stephen L. Millham and
                    Meridee A. Moore.


                                                ANNEX  1

     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below, with respect to each managing member of FCMLLC and FPLLC, is the following: (a) name;
(b) business address; (c) principal occupation; and
(d) citizenship.

1.    (a)    Farallon Capital Management, L.L.C.
      (b)    One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Serves as investment adviser to various
managed accounts.
      (d)    Delaware limited liability company
      (e)    Managing Members: Thomas F. Steyer, Senior
Managing Member; Enrique H. Boilini, David I. Cohen,
Joseph H. Downes, Jason M. Fish, Andrew B. Fremder,
William F. Mellin, Stephen L. Millham and Meridee A.
Moore, Managing Members.

2.    (a)    Farallon Partners, L.L.C.
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Serves as general partner to investment
partnerships
      (d)    Delaware limited liability company
      (e)    Managing Members:  Thomas F. Steyer, Senior
Managing Member; Enrique H. Boilini, David I. Cohen,
Joseph H. Downes, Fleur E. Fairman, Jason M. Fish, Andrew
B. Fremder, William F. Mellin, Stephen L. Millham and
Meridee A. Moore, Managing Members.

3.    (a)    Enrique H. Boilini
      (b)    c/o Farallon Capital Management, L.L.C.
             75 Holly Hill Lane
             Greenwich, CT  06830
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    Argentinean Citizen

4.    (a)    David I. Cohen
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    South African Citizen

5.    (a)    Joseph F. Downes
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

6.    (a)    Fleur E. Fairman
      (b)    993 Park Avenue
             New York, New York 10028
      (c)    Managing Member of Farallon Partners,
             L.L.C.
      (d)    United States Citizen

7.    (a)    Jason M. Fish
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

8.    (a)    Andrew B. Fremder
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

9.    (a)    William F. Mellin
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

10.   (a)    Stephen L. Millham
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

11.   (a)    Meridee A. Moore
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

12.   (a)    Thomas F. Steyer
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Senior Managing Member of Farallon Partners,
L.L.C.; Senior Managing Member of Farallon Capital
Management, L.L.C.
      (d)    United States Citizen


PAGE

                         SCHEDULE A


                FARALLON CAPITAL PARTNERS, L.P.



               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)

12/27/96         6,500                   $19.75

12/30/96        18,300                   $20.00



PAGE

                        SCHEDULE B


       FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.



               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)


12/27/96           7,822                   $19.75

12/30/96          22,893                   $20.00

                         SCHEDULE C


      FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.




               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)


12/27/96          500                     $19.75

12/30/96         2,000                    $20.00

PAGE

                         SCHEDULE D


                    TINICUM PARTNERS, L.P.



               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)

12/27/96         2,500                   $19.75

12/30/96         6,500                   $20.00

                         SCHEDULE E


             FARALLON CAPITAL MANAGEMENT, L.L.C.



                                        PRICE
               NO. OF SHARES            PER SHARE
TRADE DATE     PURCHASED                (including
                                        commission)


12/27/96          3,500                  $19.75

12/30/96         10,400                  $20.00

12/27/96            500                  $19.75

12/30/96          1,300                  $20.00

12/27/96          1,500                  $19.75

12/30/96          3,900                  $20.00